Date: February 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Eiko Yaoita Pyles Anne McConnell Jenny O’Shanick Evan Ewing

Re:	MKDWELL Tech Inc.
Response to the Staff’s Comments on Amended Draft Registration Statement on Form F-4 Submitted
January 8, 2024 with CIK No. 0001991332

Ladies and Gentlemen:

MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), together with Cetus Capital Acquisition Corp., hereby submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth responses to the comments contained in the Staff’s letter dated January 22, 2024 on the Company’s Amended Draft Registration Statement on Form F-4 previously submitted on January 8, 2024 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to its draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by our responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amended Draft Registration Statement Submitted January 8, 2024 Summary of the Proxy Statement/Prospectus, page 11

1.	Please revise the charts related to the corporate structure after the Business Combination, on pages 19 and 105, to include an additional box to represent the existing shareholders of MKD Taiwan who did not participate in the Taiwan Reorganization and will continue to own 37.64% of MKD Taiwan after the Business Combination based on their direct ownership of shares of MKD Taiwan.

Response: Please refer to the revised charts in the Revised Draft Registration Statement at pages 19 and 105.

Proposal No 1 The Business Combination Proposal

Summary of MKD Taiwan Financial Analysis and Cetus Capital Internal Valuation Discussion, page 85

2.	We note your disclosure that the September 2023 financial projections reflect certain changes, such as “the changing economic and business outlook in Mainland China” as well as “global competition, geopolitics, the U.S. Federal Reserve’s interest rate hikes, [and] the overall market economy.” Please revise to clearly describe how these factors changed since the March 2023 projections, quantifying where applicable. Further, update any risks in the Risk Factors section characterized as potential if you have experienced these risks. Finally, if applicable, revise your MD&A section to identify any known trend information that is reasonably likely to have a material effect on your results of operations or financial condition.

Response: Please refer to the revised disclosures under the section titled “September 2023 Projections” at page 85.

Please also refer to the revised risk factors titled “Downturns or volatility in general economic conditions could have a material adverse effect on MKD’s business and results of operations” and “MKD’s business is impacted by general economic conditions in its markets, and ongoing economic and financial uncertainties may cause a decline in consumer spending that may adversely affect its business, financial condition and results of operations.”

Please further refer to the additional discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MKD—Major Factors Affecting Our Results of Operations—The nature of MKD’s business which is tied to demand for camper vans could result in operating losses during downturns.”

3.	We note your revisions in response to prior comment 8. Please revise the September 2023 projections section to discuss the basis for, and limitations of, the projections and assumptions contained therein. Non-exclusive examples of disclosure that should be updated are:

●	Revise to provide the basis for assumptions 1, 2, 3 and 4, quantifying where applicable, and discuss the factors or contingencies that would affect such growth from ultimately materializing;
●	Revise to discuss in greater detail your planned camping RVs business, quantifying where applicable, and clarify the reason(s) why the launch of the camping RV business was postponed;
●	Clarify the status of the potential projects with local governments and MKD Taiwan’s current contracts or agreements, if any, with those local governments; and
●	Revise to clarify the number of sales and/or leases of camping RVs as of the date of the prospectus.

Response: Please refer to the revised disclosures under the section titled “September 2023 Projections” from pages 85 to 86.

Going concern and Capital Resources, page 123

4.	We note that you removed disclosure related to your bank borrowings and outstanding payments, which was added in response to a prior comment. Please advise or revise.

Response: Please refer to the revised disclosure at page 124 under the header “Going concern and Capital Resources.”

Unaudited Pro Forma Condensed Combined Financial Information, page 140

5.	Please correct the disclosures that indicate Cetus Capital’s unaudited condensed balance sheet as of June 30, 2023 and unaudited condensed statement of operations for the six months ended June 30, 2023 are included in the filing, since they are not in the filing. Alternatively, you may indicate the interim financial statements are included in Cetus Capital’s Form 10-Q for the period ended June 30, 2023.

Response: Please refer to the revised disclosures under section “Unaudited Pro Forma Condensed Combined Financial Information” on page 141.

6.	We note your revisions on page 141 in response to prior comment 11, but certain disclosures, elsewhere in the filing, appear to continue to indicate that you have assumed MKD BVI owns all the issued and outstanding ordinary shares of MKD Taiwan immediately prior to the Closing of the Business Combination or that MKD Taiwan is or will be wholly-owned (e.g., the third page of the letter to the Stockholders of Cetus Capital, page 14, page 77 and page F-96). Please ensure all disclosures in the filing are accurate and consistent. Also, since the Taiwan Reorganization resulted in the shareholders of MKD Taiwan exchanging their shares of MKD Taiwan for shares of MKD BVI, it appears to us you should not refer to this transaction being accounted for as a “reverse recapitalization.”

Response: Please refer to the revised disclosures in the Revised Draft Registration Statement and under section “Unaudited Pro Forma Condensed Combined Financial Information” on page F-96.

In addition, please see the revised disclosures under section “Unaudited Pro Forma Condensed Combined Financial Information” on page 142 for the 62.36% share capital of MKD Taiwan acquired by MKD BVI.

7.	We note the financial statements presented in the columns labeled “MKD” appear to be those of MKD Taiwan. Please revise your column headings accordingly.

Response: Please refer to the revised disclosures under the section “Unaudited Pro Forma Condensed Combined Financial Information” commencing at page 143.

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 145

8.	We note your disclosures under B(2) related to the pro forma balance sheet and under B(2) related to the pro form statement of operations state the adjustments reflect the Taiwan Reorganization through the contribution of 62.36% of the share capital in MKD Taiwan to Cetus Capital, which is inconsistent with other disclosures throughout the filing that indicate MKD BVI will own a controlling interest of MKD Taiwan at the Closing and MKD BVI and Cetus Capital are expected to separately merge with PubCo. Please revise your disclosures to resolve this inconsistency and revise the related pro forma adjustments, if applicable.

Response: Please refer to the revised disclosures under section “Note 3—Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on page 146.

9.	We note your response to prior comment 11 and the revisions to the pro forma financial statements, including adjustment 2 under the pro forma balance sheet and adjustment 2 under the pro forma statements of income. Please revise your disclosures to address the following:

●	Provide separate adjustments to the pro forma balance sheet and pro forma statements of operations to reflect the elimination of the non-controlling interest recorded in MKD Taiwan’s historical financial statements related to the existing non-controlling interest in MKD Jiaxing since that non-controlling interest will be acquired by MKD BVI and disclose the terms of the acquisition of that non-controlling interest by MKD BVI.
●	Provide separate adjustments to the pro forma balance sheet and pro forma statements of operations to reflect the new non-controlling interest that will be required to be recorded to present the 37.64% non-controlling interest in MKD Taiwan that will not be owned by MKD BVI and disclose how each adjustment was calculated and determined. In this regard, it is not clear to us how the pro forma balance sheet adjustments were determined, since it appears adjustment (2) reduces the amounts of each equity line item in MKD Taiwan’s historical balance sheet by 37.64%, and it is not clear to us where or how the new non-controlling interest is recorded. It is also not clear to us how the annual and interim pro forma statements of operations adjustments were determined, including why the adjustment in the annual period increased the pro forma net loss by 37% or why the adjustment in the interim period decreased the pro forma net loss by 66%. Explain to us why you believe your accounting is appropriate and cite the specific authoritative accounting literature you relied on to support your conclusion.

Response: Please refer to the revised disclosures under section “Note 3—Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on page 146 for the Revised Adjustment 2 and 3 separate from the previous Adjustment 2 to both the pro forma balance sheet and pro forma statements of operations.

In addition, please refer to the revised disclosure for Adjustment 3 to the pro forma balance sheet with the terms of the acquisition of the non-controlling interest by MKD BVI, and the revised disclosure for Adjustment 2 to the pro forma balance sheet for the calculation of the 37.64% non-controlling interest in MKD Taiwan.

The parties respectfully advise the following considerations in determining the adjustments:

●	The Business Combination with Cetus Capital will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded as it is an equity transaction in substance. Before and after the Business Combination, the non-controlling interest remain 37.64% in MKD Taiwan. Therefore, the proportion of net loss attributable to non-controlling interest in MKD Taiwan should be 37.64% for both the annual period and interim period presented. The revised Adjustment 2 to pro forma statements of operations would separately reflect the 37.64% of net loss in MKD Taiwan attributable to non-controlling interest for the period. The adjusted amount equals to the net loss of MKD Taiwan multiplied by 37.64% of the non-controlling interest.
●	Changes in MKD BVI’s ownership interest in MKD Jiaxing shall be accounted for as an equity transaction as MKD BVI retains its controlling financial interest. The difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest is adjusted shall be recognized in equity attributable to MKD BVI in accordance with ASC 810-10-45-23. As a result, 100% equity interest of MKD Jiaxing was controlled after the transaction, and the consideration paid by MKD BVI to acquire the non-controlling interest in MKD Jiaxing was recognized as additional paid in capital. The revised Adjustment 3 would separately reflect the elimination of net loss attributable to non-controlling interest in MKD Jiaxing.

10.	Based on the assumptions underlying the interim pro forma statement of operations for the six months ended June 30, 2023, it appears you should provide a pro forma adjustment to eliminate the income earned by Cetus Capital from the assets held in the trust account under both redemption scenarios since the pro forma statements of income assume such assets were released from the trust account as of January 1, 2022 and would not have earned income during the interim period. Please revise.

Response: Please refer to the revision to the pro forma statement of operations for the six months ended June 30, 2023 on page 145 and the revised disclosures under section “Note 3—Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” on page 147 for the adjustment 4.

PubCo’s Directors and Executive Officers After the Business Combination Compensation, page 151

11.	Please update this section to reflect the information for the last full fiscal year. Refer to Item 6.B of Form 20-F.

Response: Please refer to the revised disclosures in the section “PubCo’s Directors and Executive Officers After the Business Combination—Compensation.”

Certain Relationships and Related Party Transactions

Certain Transactions of MKD Taiwan, page 156

12.	Please revise to include the required information as of the latest practicable date. Refer to Item 7.B of Form 20-F.

Response: Please refer to the revised section titled “Certain Transactions of MKD Taiwan.”

Experts, page 181

13.	Please revise to also disclose information regarding the reliance on the expert who performed the audit of the financial statements of MKDWell Tech Inc.

Response: Please refer to the revised disclosure under the section “Experts.”

MKD Technology Inc.

Consolidated Financial Statements, page F-60

14.	We note your response to prior comment 16. We also note the audited financial statements of MKD Technology Inc. in the filing are older than 12 months. Please be advised that Item 8.A.4 of Form 20-F and the corresponding instructions indicate, in the case of an initial public offering, audited financial statements not older than 15 months may be permitted if you are able to represent that: the company is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States; and complying with the 12-month requirement is impracticable or involves undue hardship. If you meet the above criteria, please provide the required representations from management and file them in an exhibit to the registration statement when it is publicly filed. If you do not meet the above criteria, please provide updated audited financial statements and related disclosures throughout the filing.

Response: We believe that MKD meets the above criteria, in that MKDWELL Tech Inc., a British Virgin Islands business company, is not required to comply with the 12-month requirement for the age of financial statements in any other jurisdiction outside the United States, and that complying with the 12-month requirement is impracticable or involves undue hardship, and we confirm hereby that we shall provide the required representations from management and file them in an exhibit to our registration statement on Form F-4 when it is publicly filed. We also confirm that if we do not meet the above criteria, we shall provide updated audited financial statements and related disclosures throughout the filing.

Part II Information Not Required in the Prospectus Item 21. Exhibits and Financial Statement Schedules

Exhibit 23.6 Consent of Jingtian & Gongcheng, page II-1

15.	Please revise your exhibit index to reference and file the opinion of your PRC counsel.

Response: Please refer to the revised exhibit index – the opinion of Jingtian & Gongcheng, PRC counsel to MKD, dated as of the date hereof, has been filed with this submission.

General

16.	Please revise your registration statement to discuss and file the Letter of Consent and Waiver dated December 14, 2023.

Response: The Letter of Consent and Waiver is discussed on page F-18 of the Revised Draft Registration Statement and has been filed as Exhibit 99.6.

17.	Please revise your registration statement to discuss your upcoming special meeting of stockholders on January 31, 2024.

Response: The Revised Draft Registration Statement has been revised on pages 13 and 67 to discuss the special meeting of stockholders on January 31, 2024.

Others – Material U.S. Federal Income Tax Consequences of the Business Combination

To further address Comment 10 in the Staff’s letter dated December 15, 2023, we have also revised the disclosures regarding Material U.S. Federal Income Tax Consequences of the Business Combination, on pages 9, 10, 97, and 98 of the Revised Draft Registration Statement.

If you have any questions regarding the Revised Draft Registration Statement, please contact Huan Lou, Esq. (hlou@srfc.law or (646) 810-2187) or David Manno, Esq. (dmanno@srfc.law or (212) 981-6772) of Sichenzia Ross Ference Carmel LLP, attorneys for MKDWELL Tech Inc., and Michael T. Campoli, Esq. (mcampoli@pryorcashman.com or (212) 326-0468) or Elizabeth F. Chen, Esq. (echen@pryorcashman.com or (212) 326-0199), attorneys for Cetus Capital Acquisition Corp.

Thank you for your time and attention.

Very truly yours,

/s/ Ming-Chia Huang
Ming-Chia Huang
On behalf of MKDWELL Tech Inc.

/s/ Chung-Yi Sun
Chung-Yi Sun
On behalf of Cetus Capital Acquisition Corp.